Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-237770

Southern California Gas Company

Final Term Sheet

September 14, 2020

Floating Rate Notes due 2023

This free writing prospectus relates only to the securities described below and should be read together with Southern California Gas Company’s preliminary prospectus supplement dated September 14, 2020 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated September 14, 2020 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Southern California Gas Company (the “Company”)

Anticipated Ratings[1]:	A2 (stable) by Moody’s Investors Service

A (negative) by S&P Global Ratings

A+ (stable) by Fitch Ratings

Trade Date:	September 14, 2020

Settlement Date:	September 21, 2020 (T+5)

Securities Offered:	Floating Rate Notes due 2023 (the “notes”)

Aggregate Principal Amount Offered:	$300,000,000

Interest Payment Dates:	March 14, June 14, September 14 and December 14 of each year, beginning on December 14, 2020 (subject to possible adjustment of such interest payment dates as described in the Preliminary Prospectus Supplement under the caption “Description of the Notes—Interest Rate and Maturity”), and at maturity.

Maturity:	September 14, 2023

Coupon:	A per annum rate equal to the 3 Month LIBOR Rate (as defined in the Preliminary Prospectus Supplement), reset quarterly as described in the Preliminary Prospectus Supplement, plus 35 basis points, subject to the provisions set forth in the Preliminary Prospectus Supplement under the captions “Description of the Notes—Interest Rate and Maturity” and “Description of the Notes—Effect of

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Benchmark Transition Event,” pursuant to which the interest rate on the notes will be determined by reference to a different base rate than the 3 Month LIBOR Rate if we or our Designee (as defined in the Preliminary Prospectus Supplement) determine that a Benchmark Transition Event and its related Benchmark Replacement Date (as such terms are defined in the Preliminary Prospectus Supplement) have occurred with respect to three month U.S. dollar LIBOR. Interest on the notes will accrue from September 21, 2020 (the “original issue date”).

Determination of Interest Rate:	The interest rate on the notes for the period from and including the original issue date to, but excluding, the interest payment date falling in December 2020 will be a per annum rate equal to the 3 Month LIBOR Rate, determined as of the second London banking day (as defined in the Preliminary Prospectus Supplement) immediately preceding the original issue date of the notes, plus 35 basis points (the “Margin”). Subject to the provisions set forth in the Preliminary Prospectus Supplement under the captions “—Description of the Notes—Interest Rate and Maturity” and “Description of the Notes—Effect of Benchmark Transition Event,” interest on the notes will be reset on each interest payment date for the notes (each of these dates is called an “interest reset date”), beginning with the interest reset date falling in December 2020, and will be a per annum rate equal to the 3 Month LIBOR Rate, determined as of the second London banking day immediately preceding the applicable interest reset date, plus the Margin. The interest rate on the notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application or lower than 0.00%.

For additional information concerning the interest rate on the notes, including how the interest rate will be determined following the occurrence of a Benchmark Transition Event and its related Benchmark Replacement Date, see “Description of the Notes—Interest Rate and Maturity” and “Description of the Notes—Effects of Benchmark Transition Event” in the Preliminary Prospectus Supplement.

Price to Public:	100%, plus accrued interest, if any

Optional Redemption Provision:	The notes will not be redeemable at the option of the Company prior to March 14, 2021. On and after March 14, 2021, we may, at our option, redeem the notes, at any time in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest on the notes being redeemed to the redemption date. For additional information concerning optional redemption, see “Description of the Notes—Optional Redemption” in the Preliminary Prospectus Supplement.

CUSIP:	842434 CV2

ISIN:	US842434CV28

Total Net Proceeds:	Approximately $299.0 million, after deducting the underwriting discount but before deducting the Company’s estimated offering expenses.

Joint Book-Running Managers:	BMO Capital Markets Corp. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Manager:	Loop Capital Markets LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BMO Capital Markets Corp. toll-free at 1-800-414-3627, by calling U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607 or by calling Wells Fargo Securities, LLC toll-free 1-800-645-3751.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.

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